FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, December 24, 2008

FAIRFAX ANNOUNCES ACQUISITION OF ADDITIONAL UNITS OF JAZZ AIR INCOME FUND

Fairfax Financial Holdings Limited (TSX and NYSE:FFH) announced today that it has acquired, through its subsidiaries, 300,700 units of Jazz Air Income Fund, bringing its total holdings in the Fund to 15,316,900 units or approximately 12.47% of the total units outstanding.  The units were purchased through the facilities of the Toronto Stock Exchange for investment purposes.  Fairfax continually reviews its investment alternatives and may purchase additional units of Jazz Air Income Fund from time to time in accordance with applicable laws.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                      Greg Taylor, Chief Financial Officer, at (416) 367-4941

                          Media Contact
                          Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946